SEC Mail
Mail Processing
Section
MAR 02 2009
Washington, DC
106

UNITED S
SECURITIES AND EXCH
Washington, I

09059123

AB* 3/10

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66599

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cue Capital Limited Partnership

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 5th Avenue, 18th Floor
(No. and Street)

New York	NY	10065
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Skouras — 212-317-1330 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company
(Name -- *if individual, state last, first, middle name*)

1350 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

eg 3/19

OATH OR AFFIRMATION

I, George Skouras, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cue Capital Limited Partnership, as of December 31, ,20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IRIS M. TAMBORRA
Notary Public, State of New York
No. 01TA6101353
Qualified in New York County
Commission Expires November 10, 2011

Signature

Managing Director
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUE CAPITAL LIMITED PARTNERSHIP

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

CUE CAPITAL LIMITED PARTNERSHIP

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Partners of
Cue Capital Limited Partnership

We have audited the accompanying statement of financial condition of Cue Capital Limited Partnership (the "Partnership") as of December 31, 2008. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cue Capital Limited Partnership as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company

New York, New York
February 28, 2009

CUE CAPITAL LIMITED PARTNERSHIP

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$	131,968
Fees receivable		435,972
Prepaid expenses		53,253
Property and equipment, net of accumulated depreciation and amortization of $66,498		55,809
	$	677,002

LIABILITIES AND PARTNERS' CAPITAL

Liabilities, accounts payable and accrued expenses	$	331,525
Partners' capital		345,477
	$	677,002

See accompanying notes to financial statement.

1. Nature of business

Cue Capital Limited Partnership (the "Partnership") was formed on September 4, 2003. The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

The Partnership's operations consist primarily of introducing leading institutional investors to fund managers that make private equity, real estate, and other non-traditional investments. The Partnership also provides advice to fund managers regarding ways to improve their methods of raising capital.

On March 27, 2008, one of the limited partners signed a separation agreement that was subsequently amended on July 28, 2008, to sell all of their ownership interest in the Partnership.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Partnership considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Partnership provides for depreciation and amortization under the straight-line method as follows:

Assets	Estimated Useful Lives
Computer equipment	5 Years
Computer software	3 Years
Furniture and fixtures	7 Years
Leasehold improvements	Term of Lease

Revenue Recognition

Finder fees are recognized as earned on a pro rata basis over the term of the contract. Consulting fees are recognized when services are provided.

Income Taxes

The Partnership does not record a provision for federal and state income taxes because the partners report their share of the Partnership's income or loss on their individual income tax returns. The Partnership is subject to New York City Unincorporated Business Tax.

The Partnership has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual

2. Summary of significant accounting policies (continued)

Income taxes (continued)

financial statements for fiscal years beginning after December 15, 2008. The Partnership has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Partnership's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies."

New York Unincorporated Business Tax Benefit for the year ended December 31, 2008 consisted of $34,600 of current tax expense and $51,000 of deferred tax benefit.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net capital requirement

The Partnership is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Partnership's net capital was approximately $78,000, which was approximately $56,000 in excess of its minimum requirement of approximately $22,000.

4. Commitments

The Partnership rents office space under a new operating lease which expires in June 2009. Rent expense amounted to approximately $90,000 for the year ended December 31, 2008. Future minimum rental payments under the lease are $90,000 for the year ending December 31, 2009.

5. Related party transaction

The Partnership rented office space from a limited partner that expired in June 2008. Rent expense in connection with this office space amounted to approximately $90,000 for the year ended December 31, 2008.

6. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

7. Major customers

The Partnership had finder and consulting fee revenue from three customers which was approximately 89% of total revenue for the year ending December 31, 2008. Fees receivable related to these customers was approximately $436,000 at December 31, 2008.

8. Concentration of credit risk

The Partnership maintains its cash balances in one financial institution, which, at times, may exceed federally insured limits. The Partnership has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

9. Subsequent event

On January 16, 2009, the Partnership distributed $30,000 to a partner.